Exhibit 99.1

VectivBio Extraordinary General Meeting of Shareholders Approved All Proposals

BASEL, Switzerland – June 26, 2023 – VectivBio Holding AG (“VectivBio”) (Nasdaq: VECT), a global clinical-stage biopharmaceutical company pioneering novel, transformational treatments for severe rare gastrointestinal conditions, announced that today’s extraordinary general meeting approved each of the proposals of the Board of Directors, which satisfied one of the pending conditions to consummating the tender offer by Ironwood Pharmaceuticals, Inc. (“Ironwood”) to acquire all of VectivBio’s outstanding registered ordinary shares for $17.00 per share in cash (subject to deduction for any applicable withholding taxes). Consummation of the tender offer remains subject to the tender of more than 80% of the total number of VectivBio’s outstanding registered ordinary shares and the other conditions described in the tender offer statement.

The tender offer is scheduled to expire one minute past 11:59 p.m., Eastern Time, on June 28, 2023, unless extended in accordance with the transaction agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The Board of Directors of VectivBio unanimously recommends that VectivBio shareholders tender their shares.

The Depositary & Paying Agent for the tender offer is Computershare Trust Company, N.A. The Information Agent for the tender offer is Innisfree M&A Incorporated. The tender offer materials may be obtained at no charge by directing a request by mail to Innisfree M&A Incorporated or by calling toll free at (877) 750-0537 and may also be obtained at no charge at the website maintained by the SEC at www.sec.gov.

For further information, contact:

Investors:

Patrick Malloy, 847-987-4878

Patrick.Malloy@VectivBio.com

About VectivBio

VectivBio is a global clinical-stage biotechnology company focused on transforming and improving the lives of patients with severe rare conditions. Lead product candidate apraglutide is a next-generation, long-acting synthetic GLP-2 analog being developed for a range of rare gastrointestinal diseases where GLP-2 can play a central role in addressing disease pathophysiology, including short bowel syndrome with intestinal failure (SBS-IF) and Acute Graft-Versus-Host Disease (aGVHD).

VectivBio is also advancing its modular, small molecule CoMET platform to address a broad range of previously undruggable Inherited Metabolic Diseases (IMDs). CoMET leverages innovative chemistry, based on a proprietary stabilized pantetheine backbone, to restore fundamental cellular metabolism in pediatric populations with IMDs characterized by a deficit of energy metabolism caused by the depletion of functional Coenzyme A (CoA). Candidates from the CoMET platform are initially being evaluated in methylmalonic acidemia (MMA), propionic acidemia (PA), and other organic acidemias.

Additional Information and Where to Find it

The description contained in this press release is for informational purposes only and is not a recommendation, an offer to buy or the solicitation of an offer to sell any shares of VectivBio’s registered ordinary shares. A tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents (together, the “Tender Offer Statement”), has been filed by Ironwood with the SEC, and a solicitation/recommendation statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) has been filed by VectivBio with the SEC.

The Tender Offer Statement and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Copies of the documents filed with the SEC by Ironwood in connection with the offer may be obtained at no charge on Ironwood’s internet website at www.investor.ironwoodpharma.com. Copies of the documents filed with the SEC by VectivBio in connection with the offer may be obtained at no charge on VectivBio’s internet website at https://www.vectivbio.com/investor-relations. In addition, all of those materials (and any other documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements”. Forward-looking statements may be typically identified by such words as “may,” “will,” “could,” “should,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. These forward-looking statements are subject to known and unknown risks and uncertainties that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. Although Ironwood and VectivBio believe that the expectations reflected in the forward-looking statements are reasonable, any or all of such forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements may be guaranteed and there can be no assurance that the actual results or developments anticipated by such forward looking statements will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Ironwood, VectivBio or their respective businesses or operations.

Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that Ironwood may not receive sufficient number of shares tendered from VectivBio shareholders to complete the tender offer prior to the outside date set forth in the definitive agreement and the receipt of required regulatory approvals; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each of VectivBio and Ironwood to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of VectivBio or Ironwood; (5) the ability of Ironwood and/or VectivBio to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the prospects, including clinical development, regulatory approvals, and commercial potential of apraglutide; (10) Ironwood’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating VectivBio with its existing businesses; and (11) legislative, regulatory and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in VectivBio’s Annual Report on Form 20-F for the year ended December 31, 2022, the risk factors included in Ironwood’s Annual Report on Form 10-K for the year ended December 31, 2022 and Ironwood’s other filings with the SEC (which may be obtained for free at the SEC’s website at http://www.sec.gov). VectivBio and Ironwood can give no assurance that the conditions to the transaction will be satisfied. Neither VectivBio nor Ironwood undertakes any intent or obligation to publicly update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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